Exhibit 16.1

August 4, 2010

Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for Medefile International, Inc. (the Company) and, under the date of April 15, 2010, we reported on the consolidated financial statements of the Company as of December 31, 2009 and 2008 and for each of the years in the two-year period ended December 31, 2009. On August 2, we were notified the auditor-client relationship ceased. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated August 4, 2010, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements in the fifth paragraph.

Very truly yours,

/s/L.L. Bradford & Company, LLC
L.L. Bradford & Company, LLC